UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEXPOINT CAPITAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

65341M 102

(CUSIP Number)

James Dondero

c/o NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 65341M 102	Page 2 of 9

1	NAMES OF REPORTING PERSONS NEXPOINT ADVISORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,693.216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,693.216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,693.216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA

13D

CUSIP No. 65341M 102	Page 3 of 9

1	NAMES OF REPORTING PERSONS NEXPOINT ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,693.216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,693.216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,693.216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO; HC

13D

CUSIP No. 65341M 102	Page 4 of 9

1	NAMES OF REPORTING PERSONS JAMES DAVID DONDERO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,108,693.216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,108,693.216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,693.216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 65341M 102	13D	Page 5 of 9

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of NexPoint Capital, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2.	Identity and Background.

NexPoint Advisors, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“NexPoint Advisors”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), and James Dondero, a United States citizen (collectively with NexPoint Advisors and NexPoint GP, the “Reporting Persons”), are jointly filing this Schedule 13D reporting beneficial ownership of shares of Common Stock. The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 24, 2014, a copy of which is attached hereto as Exhibit A.

NexPoint Advisors is the investment adviser to the Issuer and, as of October 24, 2014, directly owned all of the outstanding shares of Common Stock. NexPoint GP is the general partner of NexPoint Advisors. James Dondero is President of, and owns all of the ownership interests in, NexPoint GP. Mr. Dondero is also the President and a portfolio manager of the Issuer and serves as President of Highland Capital Management, L.P., which is an affiliate of NexPoint Advisors and makes available to NexPoint Advisors experienced investment professionals and other resources.

The principal business address of each Reporting Person is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 10, 2014, the Issuer converted from a limited liability company to a Delaware corporation. In connection with such conversion, NexPoint Advisors, the existing member of the Issuer, exchanged 21,739.130 LLC units for 21,739.130 shares of Common Stock. On September 2, 2014, NexPoint Advisors purchased an additional 434,780.163 shares of Common Stock in a private placement with the Issuer for an aggregate price of approximately $4.0 million, or $9.20 per share. NexPoint Advisors entered into a second private placement with the Issuer on October 8, 2014, pursuant to which NexPoint Advisors purchased an additional 652,173.913 shares of Common Stock for an aggregate price of $6.0 million, or $9.20 per share.

CUSIP No. 65341M 102	13D	Page 6 of 9

The funds used to purchase the shares of Common Stock in each of the private placements were from existing available operating capital of NexPoint Advisors and none of the consideration for such shares was represented by borrowed funds.

Item 4.	Purpose of Transaction.

Each of the 1,108,693.216 shares of Common Stock over which the Reporting Persons have beneficial ownership was acquired solely for investment purposes.

Item 5.	Interest in Securities of the Issuer.

NexPoint Advisors is the record and beneficial owner of, and has sole voting and sole dispositive power with respect to, 1,108,693.216 shares of Common Stock, which represented 100.0% of the outstanding shares of Common Stock as of October 24, 2014.

Neither NexPoint GP nor James Dondero directly owns any Common Stock of the Issuer. However, NexPoint GP, as the general partner of NexPoint Advisors, may be viewed as having sole voting and sole dispositive power with respect to, and may be deemed to beneficially own, all of the shares of the Issuer owned by NexPoint Advisors. NexPoint GP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Mr. Dondero, as President and sole member of NexPoint GP, may be viewed as having sole voting and sole dispositive power with respect to, and may be deemed to beneficially own, all of the shares of the Issuer owned by NexPoint Advisors and controlled by NexPoint GP. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The transactions by which the Reporting Persons became beneficial owners of shares of the Common Stock reported herein are described in Item 3 above.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Pursuant to the Issuer’s certificate of incorporation, NexPoint Advisors cannot vote the shares of Common Stock held by it on any matter brought to Issuer’s stockholders regarding the termination of the investment advisory agreement between the Issuer and NexPoint Advisors, the renewal of NexPoint Advisors as the Issuer’s investment adviser or any other transaction between the Issuer and NexPoint Advisors.

Item 7.	Material to be Filed as Exhibits.

Exhibit A     Joint Filing Agreement (filed herewith).

CUSIP No. 65341M 102	13D	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2014

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT ADVISORS GP, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

JAMES DONDERO

By:	/s/ James Dondero
Name: James Dondero

CUSIP No. 65341M 102	13D	Page 8 of 9

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement

CUSIP No. 65341M 102	13D	Page 9 of 9

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: October 24, 2014

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT ADVISORS GP, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

JAMES DONDERO

By:	/s/ James Dondero
Name: James Dondero